Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors

Celgene Corporation:

We consent to the incorporation by reference in the registration statement on Form S-3 of Celgene Corporation of our reports dated February 15, 2013, with respect to the consolidated balance sheets of Celgene Corporation and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, cash flows, and stockholders’ equity for each of the years in the three-year period ended December 31, 2012, the related consolidated financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2012, and to the reference to our firm under the caption “Experts” in this prospectus.

/s/ KPMG LLP
KPMG LLP

Short Hills, New Jersey

October 29, 2013